

November 19, 2014

<u>Via E-mail</u>
John Greene
Group Chief Financial Officer
Willis Group Holdings plc
c/o Willis Group Limited
51 Lime Street
London, EC3M 7DQ, England

      Re: Willis Group Holdings plc
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed February 27, 2014
              File No. 001-16503

Dear Mr. Greene:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief